CHENIERE ENERGY, INC.

700 Milam Street, Suite 1900

Houston, Texas 77002

June 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Timothy Collins

Re:	Registration Statement on Form S-4 (No. 333-256604) of Cheniere Energy, Inc.

Dear Mr. Collins:

On behalf of Cheniere Energy, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on June 8, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CHENIERE ENERGY, INC.

By:	/s/ Zach Davis
Zach Davis
Senior Vice President and Chief Financial Officer

Signature Page to Acceleration Request